UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

ELLIOT COOPERSTONE

ITC RUMBA, LLC

One Vanderbilt Ave, Suite 2400

New York, NY 10017

(646) 930-1531

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

ITC Rumba, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

Elliot Cooperstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,825
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,825
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 13781Y103

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 18, 2023, the Former Directors Group delivered a letter to the Issuer (the “Nomination and Proposal Notice”) nominating two highly-qualified director candidates, Joseph Berardo, Jr. and Guy P. Sansone (together, the “Nominees”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”). The Former Directors Group believes that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

The Nomination and Proposal Notice also included notice of the Former Directors Group’s intention to submit a stockholder proposal at the Annual Meeting seeking to remove Dr. Marlow Hernandez from the Board for cause (the “Removal Proposal”). Since the Board is classified, under Delaware law and the Issuer’s Certificate of Incorporation, stockholders can only remove a director for cause and only by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Common Stock entitled to vote at an election of directors. The Former Directors Group believes cause exists to remove Dr. Hernandez from the Board because it believes, among other things, that Dr. Hernandez is a compromised Chief Executive Officer who has abused his role to secure millions of dollars in loans from individuals who sold companies to the Issuer and has continually failed to disclose related-party transactions to the Issuer’s stockholders in breach of his fiduciary duties.

Stockholders’ ability to vote on the election of the Former Directors Group’s Nominees and the Removal Proposal at the Annual Meeting is dependent on the success of the Former Directors Group’s previously disclosed litigation in the Delaware Court of Chancery (the “Court”). This litigation, among other things, seeks to compel the Issuer to re-open the window for nominating director candidates and making proposals under the Issuer’s By-laws at the Annual Meeting. A ruling by the Court is expected in early June. As also previously disclosed, while the litigation is pending, the Former Directors Group has filed a preliminary proxy statement and GREEN proxy card with the Securities and Exchange Commission to be used to solicit stockholders to WITHHOLD support for the incumbent directors standing for re-election at the Annual Meeting and to enable stockholders to have their voices heard regardless of the outcome of the Former Directors Group’s litigation.

Also on May 18, 2023, the Former Directors Group issued a press release (the “Press Release”) announcing that it had nominated the Nominees for election to the Board and provided notice of its intention to present the Removal Proposal at the Annual Meeting. In the Press Release, the Former Directors Group reiterated their significant concerns and detailed their case for urgent change at the Issuer. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Nominees are:

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CUSIP No. 13781Y103

Joseph Berardo, Jr. currently serves as the Chief Executive Officer and Chairman of the board of directors of Carisk Partners, Inc., a specialty risk transfer and care-coordination company that services Medicare Advantage, Managed Medicaid and Commercial group health, behavioral health, worker’s compensation and auto insurer markets. Previously, Mr. Berardo served as Chief Executive Officer of Brighton Health Plan Services, LLC, a healthcare enablement company. Prior to this, he served for 18 years in various roles of increasing seniority at MagnaCare Holdings, Inc., a provider of health plan services, including as Chief Executive Officer. He was previously Senior Vice President of Empire Blue Cross Blue Shield and President for Empire HealthChoice HMO, Inc., a health maintenance organization. Earlier in his career, Mr. Berardo held leadership positions at the Mount Sinai Health System. Inc., MultiPlan Corporation (NYSE: MLPN), and U.S. Healthcare, Inc., one of America’s largest HMOs. Mr. Berardo currently serves as a member of the board of directors of several private companies, including BeneLynk, a national provider of social determinant of health solutions for managed care companies, Radius Care, Inc., a healthcare software company, and Avertix Medical, Inc. (f/k/a/ Angel Medical Systems, Inc.) a medical device company. Mr. Berardo previously served as a member of the board of directors of MagnaCare from 2007 to January 2022 and Privia Health, LLC (now a subsidiary of Privia Health Group (NASDAQ: PRVA)). He also serves as an advisory board member for Grant Avenue Capital, LLC, a private equity firm focused on the healthcare sector. Mr. Berardo holds a B.A. in Economics from Rutgers University.

Guy P. Sansone is the Co-Founder and serves as Chief Executive Officer of H2 Health, a leading regional provider of physical rehabilitation services and clinician staffing solutions. Prior to that, he served as Managing Director of Alvarez & Marsal and spent many years chairing the healthcare practice, Chief Executive Officer of the Visiting Nurse Service of New York, Senior Advisor to the Board of Directors of Health Management Associates, Inc. (formerly NYSE: HMA), Interim President of LifeCell Corporation (formerly NASDAQ: LIFC), Chief Restructuring Officer of Erickson Retirement Communities LLC (n/k/a Erickson Living), Chief Change and Turnaround Officer of the Saint Barnabas Health Care System, Senior Consultant at Sunrise Senior Living, Chief Executive Officer and Chief Restructuring Officer of Saint Vincent Catholic Medical Centers in New York, Acting Chief Financial Officer of HealthSouth Corporation (n/k/a Encompass Health Corporation (NYSE: EHC)), and interim President and co-Chief Executive Officer of Rotech Healthcare, Inc. (formerly NASDAQ: ROHI) (“Rotech”). Mr. Sansone currently serves as the Chairman of the boards of directors of each of H2 Health and Brookdale Senior Living, Inc. (NYSE: BKD), and on the board of directors of RHA Health Services, LLC, one of the largest providers of care and home services to individuals with developmental disabilities, Pediatrix Medical Group, Inc. (f/k/a Mednax, Inc.) (NYSE: MD), Longevity Health Plans, Qhr Health, Carisk Partners, Inc., and on the board of advisors of Pager, Inc., a mobile healthcare technology company. Mr. Sansone previously served on the board of directors of each of Magellan Health, Inc. (formerly NASDAQ: MGLN), HealthPRO Heritage, LLC, Civitas Solutions, Inc. (formerly NYSE:CIVI), and Rotech. Mr. Sansone earned a B.S. from the State University of New York at Albany.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 18, 2023, the Former Directors Group and the Nominees entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, they agreed (a) to the separate or joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) to form a group (the “Group”) to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Group, to the Board and/or the approval of stockholder proposal(s) at the Annual Meeting, (c) to work together to enhance shareholder value, and (d) that each of ITC Rumba and Mr. Cooperstone, on the one hand, and Mr. Sternlicht and Jaws Equity Owner (as defined therein), on the other hand, shall severally and not jointly pay all pre-approved expenses incurred in connection with the Group’s activities, on a pro-rata basis, with ITC Rumba and Mr. Cooperstone paying 90% of such expenses and Mr. Sternlicht and Jaws Equity Owner paying 10% of such expenses, subject to certain exceptions. The Joint Filing and Solicitation Agreement superseded and replaced the previously disclosed Group Agreement entered into by certain members of the Group on April 2, 2023 and, accordingly, the Group Agreement is no longer in effect. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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CUSIP No. 13781Y103

ITC Rumba entered into letter agreements with each of the Nominees (the “Indemnification Agreements”), pursuant to which ITC Rumba and certain of its affiliates have agreed to indemnify such Nominees against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominees in their capacities as directors of the Issuer, if so elected. A form of the Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated May 18, 2023
99.2	Joint Filing and Solicitation Agreement, dated May 18, 2023.
99.3	Form of Indemnification Agreement.

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CUSIP No. 13781Y103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2023

ITC Rumba, LLC

By:	/s/ Elliot Cooperstone
	Name:	Elliot Cooperstone
	Title:	Managing Partner

/s/ Elliot Cooperstone
Elliot Cooperstone

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